EXHIBIT 99.2

Arco Platform Limited

Rua Augusta 2840, 9th floor, suite 91

Consolação, São Paulo – SP

01412-100, Brazil

PROXY STATEMENT

General

The board of directors of Arco Platform Limited (the “Company” or “we”) is soliciting proxies for the annual general meeting of shareholders (the “AGM”) of the Company to be held on April 29, 2021 at 2 p.m., São Paulo time, being 1 p.m., Eastern Daylight Time. The AGM will be held at the offices of the Company located at Rua Augusta 2840, 9th floor, suite 91, Consolação, São Paulo – SP, 01412-100, Brazil

On April 13, 2021, we first e-mailed to our shareholders the AGM Notice indicating that our proxy materials, including our proxy statement, the notice to shareholders of our AGM and the proxy card, along with instructions on how to vote using the proxy card provided therewith are available on our website. This proxy statement can also be accessed, free of charge, on the Investor Relations section of the Company’s website at https://investor.arcoplatform.com/investor-relations and on the SEC’s website at www.sec.gov.

Record Date, Share Ownership and Quorum

Only the holders of record of Class A common shares and Class B common shares (together, the “Common Shares”) of the Company as at the close of business on April 8, 2021 New York time (the “Record Date”) are entitled to receive notice of and attend the AGM and any adjournment thereof. No person shall be entitled to vote at the AGM unless it is registered as a shareholder of the Company on the record date for the AGM.

As of the close of business on the Record Date, 57,587,563 Common Shares were issued and outstanding, including 30,186,715 Class A shares and 27,400,848 Class B shares. One or more shareholders holding not less than one-third in aggregate of the voting power of all shares in issue and entitled to vote, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, constitutes a quorum of the shareholders.

Voting and Solicitation

Each Class A share issued and outstanding as of the close of business on the Record Date is entitled to one vote at the AGM. Each Class B Share issued and outstanding as of the close of business on the Record Date is entitled to ten votes at the AGM. The resolutions to be put to the vote at the AGM will each be approved by an ordinary resolution (i.e. a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM).

Voting by Holders of Common Shares

Common Shares that are properly voted, for which proxy cards are properly executed and returned within the deadline set forth below, will be voted at the AGM in accordance with the directions given. If no specific instructions are given in such proxy cards, the proxy holder will vote in favor of the item(s) set forth in the proxy card. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the AGM, or at any adjournment thereof. Where any holder of Common Shares affirmatively abstains from voting on any particular resolution, the votes attaching to such Common Shares will not be included or counted in the determination of the number of Common Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

Proxies submitted by registered shareholders and street shareholders (by returning the proxy card) must be received by us no later than 11:59 p.m., Eastern time, on April 27, 2021 to ensure your representation at our AGM.

The manner in which your shares may be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented by book entries in your name so that you appear as a shareholder on the records of American Stock Transfer & Trust Company, LLC (“AST”) (i.e., you are a registered shareholder), our stock transfer agent, the Notice of the AGM will be e-mailed to you by AST indicating that this proxy statement, the notice of AGM and the proxy card are available on our website. You may provide voting instructions by returning a proxy card. You also may attend the AGM and vote in person. If you own Common Shares of record and you do not vote by proxy or in person at the Annual Meeting, your shares will not be voted.

If you own shares in street name (i.e., you are street shareholder), meaning that your shares are held by a bank, brokerage firm, or other nominee, you are then considered the “beneficial owner” of shares held in “street name,” and as a result, this proxy statement, the notice of AGM and the proxy card will be provided to you by your bank, brokerage firm, or other nominee holding the shares. You may provide voting instructions to them directly by returning a voting instruction form received from that institution. If you own Common Shares in street name and attend the AGM, you must obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds your shares in order to vote your shares at the meeting and present your voting information card.

Revocability of Proxies

Registered shareholders may revoke their proxy or change voting instructions before shares are voted at the AGM by submitting a written notice of revocation to our Investor Relations department (ir@arcoeducacao.com.br), or a duly executed proxy bearing a later date (which must be received by us no later than the date set forth below) or by attending the AGM and voting in person. A beneficial owner owning Common Shares in street name may revoke or change voting instructions by contacting the bank, brokerage firm, or other nominee holding the shares or by obtaining a legal proxy from such institution and voting in person at the AGM. If you are not planning to attend our AGM in person to ensure your representation at our AGM, revocation of proxies submitted by registered shareholders and street shareholders (by returning a proxy card) must be received by us no later than 11:59 p.m., Eastern time, on April 27, 2021.

PROPOSAL 1:

RATIFICATION AND APPROVAL OF FINANCIAL STATEMENTS AND THE AUDITOR'S REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020

If proxies are properly submitted by signing, dating and returning a proxy card, the shares of Common Stock represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, the shares of Common Stock represented by the proxies will be voted:

FOR the ratification and approval of our financial statements and the auditor's report for the fiscal year ended December 31, 2020

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for the ratification and approval of our financial statements and the auditor's report for the fiscal year ended December 31, 2020.

PROPOSALS 2 AND 3:

APPOINTMENT OF EACH OF CARLA SCHMITZBERGER AND BEATRIZ AMARY AS DIRECTORS OF THE COMPANY

If proxies are properly submitted by signing, dating and returning a proxy card, the shares of Common Stock represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, the shares of Common Stock represented by the proxies will be voted:

FOR the appointment of each of Carla Schmitzberger and Beatriz Amary as directors of the Company.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for the appointment of each of the named directors of the Company.

ANNUAL REPORT AND COMPANY INFORMATION

A copy of our 2020 Annual Report to stockholders on Form 20-F, along with a copy of this proxy statement, can be accessed, free of charge, on the Investor Relations section of the Company’s website at https://investor.arcoplatform.com/investor-relations and on the SEC’s website at www.sec.gov.

OTHER MATTERS

We know of no other matters to be submitted to the AGM. If any other matters properly come before the AGM, it is the intention of the persons named in the enclosed form of proxy to vote the Common Shares they represent as the board of directors may recommend.

By Order of the Board of Directors, Ari de Sá Cavalcante Neto Dated: April 13, 2021